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                            September 17, 2021

       Jill Ramsey
       Chief Executive Officer
       A.K.A. Brands Holding Corp.
       100 Montgomery Street, Suite 1600
       San Francisco, California 94104

                                                        Re: A.K.A. Brands
Holding Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed September 13,
2021
                                                            File No. 333-259028

       Dear Ms. Ramsey:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Capitalization, page 70

   1. Please explain to us and disclose as appropriate how the number of shares outstanding as of June 30, 2021 of
120,799,880 pro forma and 129,591,085 pro forma as adjusted was determined as well as
the difference between these two numbers.
       DIlution, page 77

   2. Please tell us how you computed your pro forma as adjusted net tangible book deficit as of
                                                        June 30, 2021, of
$110.4 million.
 Jill Ramsey
FirstName  LastNameJill Ramsey
A.K.A. Brands  Holding Corp.
Comapany 17,
September  NameA.K.A.
               2021     Brands Holding Corp.
September
Page  2    17, 2021 Page 2
FirstName LastName
Unaudited Pro Forma Consolidated Financial Information, page 79

3. Please explain to us and disclose as appropriate the reason for the subtractive adjustment amount for the weighted average units/shares outstanding in the Reorganization
         Transactions and Financing Transactions    column for each of the pro
forma statements of
         operations presented.
Notes to Unaudited Pro Forma Consolidated Financial Statements, page 86

4. In each of notes 6.1.A(c), 6.1.B(e), 7.1(b) and 8.1(b) you disclose the number of shares that will be issued to the equity owners and incentive unit holders of Excelerate, L.P. and
         New Excelerate, L.P. for all of their equity interests in such entities. For each note, the total value of such exchange is $190.9 million, however the number of shares differs in each note. Please explain to us and disclose as appropriate how the number of shares in each case was determined.
        You may contact Blaise Rhodes at 202-551-3774 or Lyn Shenk, Accounting Branch
Chief at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Dietrich King at 202-551-
8071 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Jim Rowe